UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 26, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS AG announces final terms of cash or share dividend

Zurich/Basel | 22 May 2015, 20:45 | Price Sensitive Information | UBS News | Media Releases Global | Media Releases APAC | Media Releases EMEA | Media Releases Switzerland | Investor Releases

Zurich/Basel, 22 May 2015 – At their Annual General Meeting on 7 May 2015, shareholders of UBS AG approved the distribution of a cash or share (title) dividend (“COTD”). Accordingly, between 8 May 2015 and 21 May 2015, each UBS AG shareholder was able to elect to receive either CHF 0.50 per share in cash or a number of new shares to be determined so as to be of substantially equivalent value to CHF 0.50 per share.

The final conversion factor under the COTD was 40.81 (number of existing shares required for a shareholder of UBS AG to receive one new share in UBS AG). This was based on the reference price of CHF 20.40 which corresponds to today’s one-day VWAP (volume weighted average price) of the UBS Group AG share on the SIX Swiss Exchange, as published by Bloomberg. Share elections not corresponding to a multiple of the conversion factor were rounded down, shareholders affected by this rounding down will be compensated in cash accordingly. UBS AG shareholders from whom no valid election was made will receive CHF 0.50 per share in cash. Cash dividends will be paid out of the capital contribution reserve.

UBS Group AG elected to receive shares for 560,999,997 (after rounding down) of the existing UBS AG shares held by it and the remainder in cash. It will therefore receive 13,746,698 new UBS AG shares. Remaining UBS AG shareholders elected to receive shares for 4,115,873 existing shares (after rounding down). As a result, a total of 13,847,553 new UBS AG shares will be issued out of conditional capital under article 4a para. 3 of UBS AG’s Articles of Association. These new shares, together with a cash dividend of CHF 1,639,722,522 in total, will be delivered to shareholders of UBS AG on or around 27 May 2015. Further information on the COTD can be found in the shareholder brochure (www.ubs.com/COTD-info).

As announced on 10 March 2015, UBS Group AG has filed a request for a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA procedure”) pursuant to which UBS Group AG seeks to obtain 100% ownership of UBS AG. The aim of the COTD was to reasonably ensure that UBS Group AG holds at least 98% of the registered share capital in UBS AG, irrespective of the manner of calculation, that are required to successfully complete the SESTA procedure, pursuant to which the UBS AG shares of the remaining minority shareholders will be automatically exchanged for UBS Group AG shares. Following receipt of the new UBS AG shares, UBS Group AG (directly or indirectly through UBS AG) will hold more than 98% of the UBS AG share capital as currently registered in the commercial register. UBS expects to successfully conclude the SESTA procedure and delist the shares of UBS AG from the SIX Swiss Exchange in the second half of 2015. After completion of the SESTA procedure, UBS Group AG will hold 100% of UBS AG. Following completion of the acquisition of all UBS AG shares, UBS Group AG intends to distribute a one-time supplementary capital return of CHF 0.25 per share to its shareholders, as approved (and subject to the conditions set) by UBS Group AG shareholders at the Annual General Meeting on 7 May 2015. The record and payment date of the one-time supplementary capital return will be set by the Board of Directors of UBS Group AG, and announced at a later date.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: May 26, 2015